

January 14, 2016

Mail Stop 4631

<u>Via Email</u>
Mr. Manuel Ferreyros Pena
Chief Financial Officer
Cementos Pacasmayo S.A.A.
Calle La Colonia 150, Urbanizacion El Vivero
Surco, Lima
Peru

> **Re:** **Cementos Pacasmayo S.A.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **File No. 1-35401**

Dear Mr. Pena:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　Sincerely,

　　　　　　　　　　/s/ Terence O'Brien

　　　　　　　　　　Terence O'Brien
　　　　　　　　　　Accounting Branch Chief
　　　　　　　　　　Office of Manufacturing and
　　　　　　　　　　Construction